
August 10, 2009

Room 7010

Wo Hing Li
Chief Executive Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong,
People's Republic of China

> **Re:** **China Precision Steel, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **File No. 000-23039**

Dear Mr. Li:

  We have reviewed your response dated August 4, 2009 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Annual Report on Form 10-K, Filed September 15, 2008

Critical Accounting Policies, page F-37

1. We note your response to prior comment 1 that discusses your assumption that capital expenditures will decrease in future years in your impairment test analysis. Please ensure that your future filings discuss the material impact the assumption that future capital expenditures will be substantially less than historical has on your SFAS 144 impairment analysis. Also ensure that you discuss this decrease in your liquidity section in future filings. Refer to FRC Section 501.13(d).

Note 3. Summary of Significant Accounting Policies
Advances to Suppliers, page F-9

2. We note your response to prior comment 2 which discusses how, for the year ending June 30, 2009, you will begin to reserve a 50% provision on all accounts receivables that are over 180 days and a 100% provision on all accounts over one year past due. Please tell us and disclose what your methodology for bad debt was prior to this change in estimate, whether or not this change in estimate was a result of further deterioration of the accounts receivable balance at June 30, 2009 and what the impact of this change will be on June 30, 2009 bad debt expense. Also revise your risk factor in your Form S-3 to include the above information.

3. Please note on page 5 of your August 4, 2009 response that you repeat the first five sentences in the last paragraph in the next five sentences. Please revise to remove duplicative information.

4. In your response to prior comment 2 when disclosing your policy for advances to suppliers, it appears that the language included in this response differs from the policy included in your Form 10-Q for March 31, 2009. In this regard, your Form 10-Q states that you pay these advances "when placing its purchase orders" whereas the revised disclosure in your response omits this language. Please clarify.

5. In your draft disclosure provided on page 6 and 7 of your August 4, 2009 letter, you discuss the $3.8 million bad debt charge. The information provided in this disclosure differs significantly from what you describe in your April 16th and July 14th letters. Please revise future filings, including your amended S-3 to discuss this bad debt charge that significantly decreased your earnings for the nine months ending March 31, 2009.

6. On page 8 of your August 4, 2009 response you disclose that management continues to reduce your exposure to new and recurring customers who have been deemed to pose a high credit risk to your business. Please tell us if you have any of these "high risk" receivables in your accounts receivable or supplier advances portfolio and if so, please revise disclosure to quantify your exposure to these "high risk" receivables.

7. In our July 29, 2009 call, we asked you to address the spike in accounts receivables compared to quarterly sales and in supplier advances compared to quarterly cost of sales. Please revise to discuss why accounts receivables decreased only 17% between March 31, 2008 and March 31, 2009 whereas revenue decreased 59% between March 2008 and 2009. Also, tell us why inventory and advances to suppliers decreased only 17% during the same period but cost of goods sold decreased 28%. Please explain in detail why the aging of these receivables has deteriorated, specifically addressing if customers have high inventory balances of the Company's products and they can't pay the Company until they

sell it and what specifically these customers are telling you when you communicate with them during your quarterly assessment.

8. We note the aging tables provided on page 9 of your response. Please disclose the difference between the two tables, specifically explaining the "adjusted table" and ensure that these aging tables are included in future filings, as well as your Form S-3. Further tell us if the June 30, 2009 aging of accounts receivables and supplier advances is materially different from that of March 31, 2009.

9. Disclose in your Form S-3 how much of the total March 31, 2009 accounts receivable and supplier advances balances have been collected to date.

10. Tell us and disclose whether or not your aging includes any customer concentrations (i.e. one customer accounts for 54% of the greater than 180 days) and whether or not you have any similar concentrations for the greater than 180 day supplier advances. To the extent you do have customer concentrations, please disclose why these major accounts are so old and specifically assess the collectability of these accounts. Refer to paragraph 15(a) of SFAS 107.

11. Please revise disclosure to include your backlog amounts as discussed in our July 29, 2009 call. Backlog is a required disclosure per Rule 101(c)(1)(viii) of Regulation S-K therefore backlog at June 30, 2008 and March 31, 2009 should be disclosed in your Form S-3. Also tell us if your June 30, 2009 is materially different than backlog at March 31, 2009.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief

cc: Scott Kline, Esq. (Via Facsimile 415-983-1200)